EXHIBIT  77.D.

ING CLARION GLOBAL REAL ESTATE INCOME FUND (THE FUND)

1. The percentage of the Funds total assets which may be invested in securities and other instruments that, at the time of investment, are illiquid (i.e. securities that are not readily marketable) has been increased from 15% to 25%.

2. The percentage of the Funds total assets which may be invested in preferred securities that are below investment grade, or that are unrated and considered by the Funds investment advisor to be of comparable quality, has been increased from 20% to 25%.